UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SDRL: Seadrill Limited Management Incentive Plan

Hamilton, Bermuda, August 8, 2022 – The board of directors of Seadrill Limited (XOAS:SDRL) (“Seadrill” or the “Company”) has approved a new management incentive plan (the “Plan”) under which awards may be made to certain members of the Company’s management and other leading employees. The Plan is designed to align the interests of eligible participants with those of the Company’s shareholders by providing long-term incentive compensation opportunities tied to the participants’ continued services to the Company and the performance of the Company and its shares.

The Plan provides that the remuneration committee of the board of directors of the Company (the “Committee”) may make various equity awards to participants, including Time-vested Restricted Stock Units (“TRSUs”) and Performance Restricted Stock Units (“PRSUs”), provided that the Plan is limited to a total of 2,910,053 common shares, representing approximately 5.5% of the fully-diluted common equity of Seadrill as provided for under the Plan of Reorganization of Seadrill Limited and its debtor affiliates pursuant to Chapter 11 of the United States Bankruptcy Code under which the Company emerged from bankruptcy on 22 February 2022. After approval of the Plan by the board of directors, the Committee made initial awards under the Plan including (i) a total of 128,759 TRSUs for management and employees, vesting ratably annually on each of the first three anniversaries of grant, subject to continued employment through such date, and (ii) a total of 300,435 PRSUs for management and employees, to vest in a cliff at the end of a three-year performance period subject to continued employment through such date and achieving certain performance objectives linked to the closing share price reaching certain levels for at least 45 consecutive trading days during the three-year performance period, as follows: 0% to vest if the share price is below 1.5X share price at the time of award (the “Original Share Price”), 50% to vest if the share price is equal to 1.5X the Original Share Price, 75% to vest if the share price is equal to 2X the Original Share Price, and 100% to vest if the share price is equal to 2.5X the Original Share Price. Vesting for achievement between any of these points shall be subject to straight-line interpolation. The Original Share Price was set by reference to the volume weighted average price of Seadrill Limited common shares one day prior to the approval of the Plan and grant of the awards. Vested TRSUs and PRSUs will be settled, at the discretion of the Committee, in cash or, subject to receiving the approval of shareholders of the Company at the next Annual General Meeting, shares of common stock in Seadrill. The magnitude of the initial awards under the Plan is designed to provide substantial and immediate alignment of the long-term interests of shareholders and participants in the Plan and reflects the fact that executives of the Company did not prior to approval of the Plan and the grants have any equity interests in the Company given the Company’s recent emergence from bankruptcy.

The primary insiders of the Company, as further described in the table below, have been awarded a total of 125,553 TRSUs and a total of 292,955 PRSUs under the Plan.

Simon Johnson (Chief Executive Officer)	53,427 TRSUs and 124,662 PRSUs

Grant Creed (EVP, Chief Financial Officer)	18,699 TRSUs and 43,632 PRSUs

Leif Nelson (EVP, Chief Operations & Technology Officer)	26,713 TRSUs and 62,331 PRSUs

Torsten Sauer-Petersen (EVP Human Resources)	13,357 TRSUs and 31,165 PRSUs

Samir Ali (EVP, Chief Commercial Officer)	13,357 TRSUs and 31,165 PRSUs

This information is subject to disclosure requirements pursuant to article 19 of the Regulation EU 596/2014 (the EU Market Abuse Regulation) and section 5-12 of the Norwegian Securities Trading Act.

Contact Information

For additional information, visit www.seadrill.com.

David Warwick

Director of Investor Relations

T: +971 58 687 4132

E: david.warwick@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations from shallow to ultra-deep-water environments. The Company owns and/or operates 30 rigs, which includes drillships, semi-submersibles, and jack-ups.

FORWARD LOOKING STATEMENTS

This announcement includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, Seadrill’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, the impact of global economic conditions and global health threats, our ability to maintain relationships with suppliers, customers, employees and other third parties and our ability to maintain adequate financing to support our business plans following emergence from the Chapter 11 proceedings, factors related to the offshore drilling market, the impact of global economic conditions, our liquidity and the adequacy of cash flows for our obligations, political and other uncertainties, the concentration of our revenues in certain geographical jurisdictions, limitations on insurance coverage, our ability to attract and retain skilled personnel on commercially reasonable terms, the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects, fluctuations in interest rates or exchange rates and currency devaluations relating to foreign or U.S. monetary policy, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, customs and environmental matters, the potential impacts on our business resulting from climate-change or greenhouse gas legislation or regulations, the impact on our business from climate-change related physical changes or changes in weather pattern, and the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (File No. 001-39327).

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: August 8, 2022	By:	/s/ Simon Johnson Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)